Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended September 30,
	Basic		Diluted (a)
	2012	2011	2012	2011
Average number of common shares outstanding	61,560	62,059	61,560	62,059
Average common shares due to assumed conversion of stock options	—	—	467	505
Total shares	61,560	62,059	62,027	62,564

Income from continuing operations, net	$6,757	$11,779	$6,757	$11,779
Loss from discontinued operations, net	(7,115)	(12,569)	(7,115)	(12,569)
Net loss	$(358)	$(790)	$(358)	$(790)

Per share data:
Income from continuing operations, net	$0.11	$0.19	$0.10	$0.19
Loss from discontinued operations, net	(0.12)	(0.20)	(0.11)	(0.20)
Net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	For the nine months ended September 30,
	Basic		Diluted (a)
	2012	2011	2012	2011
Average number of common shares outstanding	62,095	61,940	62,095	61,940
Average common shares due to assumed conversion of stock options	—	—	403	513
Total shares	62,095	61,940	62,498	62,453

Income from continuing operations, net	$19,374	$12,507	$19,374	$12,507
Loss from discontinued operations, net	(8,783)	(40,014)	(8,783)	(40,014)
Net income (loss)	$10,591	$(27,507)	$10,591	$(27,507)

Per share data:
Income from continuing operations, net	$0.31	$0.20	$0.31	$0.20
Loss from discontinued operations, net	(0.14)	(0.65)	(0.14)	(0.65)
Net income (loss) per share	$0.17	$(0.45)	$0.17	$(0.45)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.